EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	1999	2000	2001	2002	2003
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(1,753,723)	$(354,331)	$(8,691,071)	$(3,447,461)	$(3,831,956)
Fixed charges	432,744	1,171,048	177,789	30,227	44,300
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Interest capitalized	(415,262)	(1,154,099)	(165,813)	42,261	(34,518)
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	3,015,468

Earnings (Loss)	$(1,736,241)	$(337,382)	$(8,679,095)	$(3,374,973)	$(806,706)

Interest expensed and capitalized	$415,262	$1,154,099	$165,813	$(42,261)	$34,518
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	62,501	—
Estimate of the interest within rental expense	17,482	16,949	11,976	9,987	9,782

Fixed Charges	$432,744	$1,171,048	$177,789	$30,227	$44,300

Ratio of Earnings (Loss) to Fixed Charges	(4.01)	(0.29)	(48.82)	(111.65)	(18.21)

Coverage Deficiency	$2,168,985	$1,508,430	$8,856,884	$3,405,200	$851,006